United States securities and exchange commission logo





                             March 7, 2023

       Daniel Mamadou
       Chief Executive Officer
       Welsbach Technology Metals Acquisition Corp.
       160 S Craig Place
       Lombard, IL 60148

                                                        Re: Welsbach Technology
Metals Acquisition Corp.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed March 6, 2023
                                                            File No. 001-41183

       Dear Daniel Mamadou:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 6, 2023

       General

   1.                                                   We note your response
to prior comment 1, and reissue our comment in part.
                                                        Please disclose that
the time necessary for government review of the transaction or a decision to prohibit
the transaction could prevent you from completing an initial business combination and require
you to liquidate. Disclose the consequences of liquidation to investors, such as the
losses of the investment opportunity in a target company, any price appreciation in the
combined company, and the rights, which would expire worthless.
 Daniel Mamadou
FirstName  LastNameDaniel
Welsbach Technology   MetalsMamadou
                             Acquisition Corp.
Comapany
March      NameWelsbach Technology Metals Acquisition Corp.
       7, 2023
March2 7, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Alex King at 202-551-8631 or Asia Timmons-Pierce at 202-551-3754
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing